UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009
Commission File Number 001-32696

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

This Current Report on Form 6-K is being filed for the purpose of updating the market on potential risk involving cash balances in Venezuelan Bolivares subject to foreign exchange controls.

Since 2003, under the foreign exchange control regime imposed by the Venezuelan government, foreign companies that sell their goods and services in Venezuela must obtain government approval to exchange Venezuelan Bolivars into U.S. dollars at the fixed official exchange rate for the purpose of transferring funds out of Venezuela.

In recent periods, foreign companies, including airline operators, have experienced increasing delays for such approvals by the Venezuelan authority (the Comisión de Administración de Divisa, or CADIVI), resulting in higher cash balances subject to the exchange controls. As a result of these delays, Copa Holdings’ cash balance in Venezuelan Bolivares has gradually increased to approximately $106 million as of June 30, 2009.

Although several airline operators, including Copa Airlines, have recently engaged in ongoing discussions with the Central Bank to expedite the approval process, at this moment we have not been informed as to when or whether we will be able to repatriate funds at the current fixed official exchange rate and could be therefore exposed if there is a devaluation of the Bolivar before such approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 25/08/09	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO